    Exhibit 99.1

PRESS RELEASE

Aspen appoints Christian Dunleavy as Group President and Mark Pickering as
Group Chief Financial Officer & Treasurer

Hamilton, Bermuda, 29 July, 2024 – Aspen (NYSE: AHL) today announces changes to its leadership, effective August 1, 2024, to create stronger, more accountable executive roles that are more responsive to the current priorities of Aspen.

Under the new structure, and reporting to Mark Cloutier, Christian Dunleavy has been appointed Group President, and will also serve as CEO, Aspen Bermuda Limited. In his expanded responsibilities, Christian will be responsible for the group’s underwriting strategy, claims and business development. Christian has over 25 years’ experience in (re)insurance, and joined Aspen in 2015 as Global Head of Property Cat Reinsurance, before being promoted to Group Chief Underwriting Officer in 2022.

Mark Pickering has been appointed Group Chief Financial Officer & Treasurer. Mark has over 20 years of experience in the (re)insurance industry, having joined Aspen in September 2015 as Group Treasurer, before being appointed Group Chief Capital Management Officer in 2021 and Chief Executive Officer of Aspen Bermuda Limited in 2022, stepping down as CEO of Aspen Bermuda upon assuming the Group CFO position.

Mark takes over from Chris Coleman, who will be leaving the business at the end of the month. Chris has been instrumental in Aspen’s turnaround and leading the finance team through a period of transformation.

As part of a broader restructure of Aspen’s leadership team, Rob Houghton, Group Chief Operating Officer, will have increased oversight over the operations functions, including bringing together Outwards Reinsurance Accounting and Outwards Reinsurance Operations, and Mo Kang assumes expanded responsibilities as Group Chief Corporate Affairs and People Officer.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, said: “Today’s appointments create a strengthened, more defined leadership team for Aspen as we plan for the future and continue to seek further opportunities to achieve continued profitable growth. Christian, Mark, Rob and Mo are extremely well placed to lead Aspen’s largest functions and, alongside the rest of the Group Executive Committee, continue to drive for improved collaboration and efficiency.

“I thank Chris for his contributions to Aspen as Chief Financial Officer over the past two and a half years and wish him every success in the future.

“The changes we have made today are a reflection of the fact that Aspen is now at a different point of its journey, with different priorities, and I’m confident this is the right structure and team to lead the business to continued success well into the future."

See Aspen's leadership team

End

About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2023, Aspen reported $15.2 billion in total assets, $7.8 billion in gross loss reserves, $2.9 billion in total shareholders’ equity and $4.0 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forwardlooking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” "on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the SEC, which should be deemed incorporated herein. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

For further information:

Media
Yasmin Saleh
Head of Communications
Yasmin.Saleh@aspen.co
+44 (0)7800 694 312
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